Lippes Mathias Wexler Friedman LLP
Michael E. Storck Partner mstorck@lippes.com

December 26, 2007

VIA EDGAR
Mr. David Edgar, Staff Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Copernic Inc.
Form 6-K filed March 7, 2006
File No. 000-171164

Dear David:

This letter will confirm our conversation on Friday, December 21st, in which we advised you that our client, Copernic Inc., needs a ten (10) business day extension of time to respond to the Staff’s Comment Letter dated November 28, 2007. We expect to respond to the SEC Comment Letter on or before January 11, 2008.

We continue to appreciate your consideration in this matter.

Best regards,

Lippes Mathias Wexler Friedman LLP

/s/ Michael E. Storck
Michael E. Storck

cc: Mark Kronforst, Accounting Branch Chief

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